
03025855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

For the transition period from ____________ to ____________

Commission file number: 0-22228

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page __1__ of __22__. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Audited Statement of Assets available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan as of December 31, 2002 and 2001 and the related Statements of Changes in Assets available for Plan Benefits for the years then ended are attached hereto as Exhibit 1 which is incorporated by reference herein.

Exhibit 1. Audited Financial Statements of the Astoria Federal Savings and Loan Association Incentive Savings Plan Financial Statements and Schedules.

Exhibit 2. Consent of KPMG LLP.

Exhibit 3. Written Statement furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria Federal Savings and Loan Association Incentive Savings Plan
(Name of Plan)



Dated: June 27, 2003

Arnold K. Greenberg, Plan Administrator

Page 3 of 22.

EXHIBIT INDEX

Sequential Page No.		
5	Exhibit 1.	Audited Financial Statements of the Astoria Federal Savings and Loan Association Incentive Savings Plan Financial Statements and Schedules for the years ended December 31, 2002 and 2001.
19	Exhibit 2.	Consent of KPMG LLP.
21	Exhibit 3.	Written Statement furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.

EXHIBIT NO. 1

Page 5 of 22.



ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents



1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

Independent Auditors' Report

The Trustees
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and the Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 9, 2003



ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments:		
At fair value:		
Pooled separate accounts	$ 18,710,877	20,975,860
Astoria Financial Corporation common stock	16,277,012	18,739,324
Investment managed by Diversified:		
Guaranteed account	—	1,480,156
Loans to participants	1,023,493	1,033,810
	36,011,382	42,229,150
At contract value:		
Investment managed by CG Life:		
Guaranteed account	9,815,504	10,801,406
Total investments	45,826,886	53,030,556
Assets available for plan benefits	$ 45,826,886	53,030,556

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

		2002	2001
Additions to assets attributed to:			
Investment activities:			
Interest	$	581,383	755,326
Dividends		491,514	440,996
Interest on participant loans		62,552	73,902
Net depreciation in fair value of investments		(2,884,813)	(2,112,071)
		(1,749,364)	(841,847)
Participants' contributions		3,303,709	2,979,434
Participants' diversification from the Astoria Federal Savings & Loan Association's Employee Stock Ownership Plan		1,777,683	—
Total additions, net		3,332,028	2,137,587
Deductions from assets attributed to:			
Benefits paid to participants		(10,517,613)	(5,689,495)
Administrative expenses		(18,085)	(13,646)
Total deductions		(10,535,698)	(5,703,141)
Net decrease		(7,203,670)	(3,565,554)
Assets available for plan benefits:			
Beginning of year		53,030,556	56,596,110
End of year	$	45,826,886	53,030,556

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The Plan was established in March of 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective November 1, 2000, the Plan changed its trustee, record keeper and investment manager from T. Rowe Price to CG Life, a subsidiary of CIGNA Corp. (CIGNA).

(b) Eligibility and Participation

Employees can enroll in the Plan on the first day of the pay period following the date he/she meets the Plan's eligibility requirements.

(c) Contributions

The Plan allowed participants to contribute from 1% to 10% of their base salary up to a maximum of $10,500 for the year ended December 31, 2001. This contribution increased to 1% to 15% of the participants' base salary up to a maximum of $11,000 for the year ended December 31, 2002. Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the plan years ended December 31, 2002 and 2001. Effective January 1, 2002, the Plan was amended pursuant to an amendment made to the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP). The amendment allows certain vested participants in the ESOP to make transfer contributions from their investment account balances into this Plan. During the Plan year ended December 31, 2002, a total of $1,777,683 was transferred from the ESOP to the Plan. Of this amount, $750,852 represents transfers from participant stock accounts, and $1,026,831 from participant cash accounts.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any), and plan earnings. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) *Vesting and Forfeitures*

Participants have a fully vested interest in their contributions. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of service	Vested percentage
Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Following the close of business on September 30, 1998, Astoria Financial Corporation (Astoria) completed the acquisition of Long Island Bancorp, the holding company of Long Island Savings Bank, FSB (LISB), with LISB merging with and into the Association. Pursuant to the terms of the merger agreement, participants from the former LISB 401(k) Savings Plan whose employment was terminated on or after October 1, 1998 became fully vested in LISB's matching contributions plus actual earnings thereon regardless of the years of vested service.

Any Association contributions forfeited by reason of failure to vest, shall be used by the Association to reduce its plan expenses at the end of the plan year in which the forfeiture becomes certain, or any other subsequent plan year as the Association may choose until the amounts are completely utilized. Because no contributions were made by the Association for the years ended December 31, 2002 and 2001, forfeitures were used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. For the years ended December 31, 2002 and 2001, $16,533 and $22,421, respectively, of forfeitures were used to pay for the Plan's expenses. As of December 31, 2002, $88,349 of forfeitures remain available for use to pay future contributions or expenses of the Plan.

(f) *Payment of Benefits*

Upon a participant's termination in the Plan for reasons other than retirement, disability or death, benefits will be distributed exclusive of any rollover balance credited to the account, beginning January 1, 2002, in one or more partial payments, unless otherwise elected. Participants with balances of less than $5,000 in 2002 and 2001 were paid in a lump sum payment. Upon a participant's termination in the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balances in a lump sum. During employment, a participant may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59 ½.

(g) Loans to Participants

A participant may request a loan from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 4.25% and 11.00%, and 5.00% and 11.00% as of December 31, 2002 and 2001, respectively. Loans must be repaid within 5 years except for loans made for the purchase or major repair of the participant's primary residence, which must be repaid within 10 years, and for loans originated when T. Rowe Price was trustee, 15 years. The outstanding loan terms range from 1 to 14 years at December 31, 2002 and 2001, respectively. Interest received on outstanding participant loans, is transferred into the participants' accounts based on their elected percentage allocation of the available funds. Principal and interest is paid ratably through semi-monthly payroll deductions, and when T. Rowe Price was trustee, monthly payroll deductions.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The pooled separate accounts of the Plan consist of common stocks and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts. Closing market prices are used for those securities traded on a national exchange, while shares of the pooled funds are valued at the Plan's aggregate investment in the shares of such funds at their reported net asset value at the end of each period.

The guaranteed accounts of the Plan represent investments with a guarantee as to future return and against loss of principal. The Plan has a guaranteed account managed by CG Life and had a guaranteed account managed by Diversified until April of 2002, whereby investments are guaranteed as to principal and credited interest.

The Plan's guaranteed account managed by CG Life has been deemed to be fully benefit-responsive and accordingly, the guaranteed account is carried by the Plan at contract value (contributions, plus interest, less distributions), which approximates fair value. The interest rate is declared in advance and modified periodically to reflect changing investment conditions. The crediting interest rate for the period from January 1, 2001 through June 30, 2001 was 5.85% and for the period from July 1, 2001 through December 31, 2001 was 5.55%. The interest yield was 5.70% for the plan year ended December 31, 2001. The crediting interest rate for the period from January 1, 2002 through June 30, 2002 was 4.90% and for the period from July 1, 2002 through December 31, 2002 was 4.40%. The interest yield was 4.65% for the plan year ended December 31, 2002.

The Plan's guaranteed account managed by Diversified had been deemed not to be fully benefit-responsive, and the guaranteed account was carried by the Plan at fair value, which approximated contract value. Fair value was calculated by the discounted cash flow method utilizing a discount rate equal to the risk free rate of return of the U.S. government treasury bill over the remaining contract period. The interest rate was declared in advance and modified periodically to reflect changing investment conditions. The crediting interest rate and yield was 5.00% for the plan year ended December 31, 2001. The crediting interest rate and yield for the account was 4.00% and 4.70%, respectively, for the three-month period ended April 1, 2002, when the account was closed.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, as determined by the closing market price. Loans to participants are carried at cost. The difference between cost and fair value is not material to the financial statements of the Plan taken as a whole.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets, and any realized gains and losses on investments sold during the period.

(d) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statements and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*, the Plan was required to adopt SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 on the Plan financial statements was immaterial.

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends SFAS No. 133, *Accounting for Derivatives Instruments and Hedging Activities*, for certain decisions made by the Board as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. Management does not expect that the provisions of SFAS No. 149 will impact the Plan's financial statements.

(e) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(3) Investments

The following investments represent 5% or more of the Plan's assets available for benefits at December 31, 2002 and 2001:

		2002	2001
Investments managed by CG Life:			
Common stock of Astoria Financial Corporation	$	16,277,012	18,739,324
CIGNA Guaranteed Income Fund		9,815,504	10,801,406
Large Company Stock – Value I Fund		4,685,613	7,030,535
Small Company Stock – Growth Fund		2,485,333	3,128,088
CIGNA Guaranteed Short-term Account		2,892,813	3,049,385
Core Bond Fund		3,125,716	1,951,451*

*This amount does not represent 5% or more of the Plan's assets available for benefits at December 31, 2001 but is included for comparative purposes.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

		2002	2001
CIGNA Stock Market Index Account	$	(536,712)	(336,407)
Janus Worldwide Account		(238,466)	(256,356)
Janus Advisor Balanced Account		(38,556)	(22,271)
Large Company Stock – Value I Fund		(1,883,293)	(286,436)
Large Company Stock – Growth II Fund		(196,804)	(114,069)
INVESCO Dynamics		(459,315)	(572,095)
Small Company Stock – Value I Fund		(222,499)	54,615
Small Company Stock – Growth Fund		(616,096)	(341,038)
Core Bond Fund		250,125	136,869
Common Stock of Astoria Financial Corporation		1,056,803	(374,883)
	$	(2,884,813)	(2,112,071)

(4) Administrative Expenses

The Association pays investment and administrative expenses charged to it by CG Life, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2002 and 2001, $18,085 and $13,646, respectively, of expenses were paid from the Plan's assets net of forfeitures of $16,533 and $22,421, respectively. CG Life is a party in interest of the Plan and thus the payment of administrative expenses represent related party transactions.

(5) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(6) Tax Status

The IRS determined and informed the Association by a letter dated August 15, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
*	CIGNA	CIGNA Guaranteed Short-Term Account (52,666 units)	$	2,892,813
*	CIGNA	CIGNA Stock Market Index Account (39,210 units)		1,912,782
	Janus	Janus Worldwide Account (16,843 units)		714,888
	Janus	Janus Adviser Balanced Account (22,228 units)		542,137
*	CIGNA	Large Company Stock – Value I Fund (418,376 units)		4,685,613
	Morgan Stanley Dean Witter	Large Company Stock – Growth II Fund (66,877 units)		532,814
	INVESCO Funds	INVESCO Dynamics (59,853 units)		928,527
	Berger	Small Company Stock – Value I Fund (60,400 units)		890,254
*	CIGNA	Small Company Stock – Growth Fund (197,018 units)		2,485,333
*	CIGNA	Core Bond Fund (238,346 units)		3,125,716
*	CIGNA	CIGNA Guaranteed Income Fund (9,815,504 units)		9,815,504
*	Astoria Financial Corporation	Common stock of Astoria Financial Corporation (599,522 shares)		16,277,012
*	Plan Participants	Participant Loans (interest rates: 4.25% – 11.00%; terms: 1-14 years)		1,023,493
			$	45,826,886

See accompanying independent auditors' report

ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION
INCENTIVE SAVINGS PLAN

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Year ended December 31, 2002

(a)	(b) Identity and address of obligor	(c) Original amount of loan	Amount received during reporting period		(f) Unpaid balance at end of period	(g) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation, and other material items	Amount overdue	
			(d) Principal	(e) Interest			(h) Principal	(i) Interest
*	Patricia Pollione 14 Codman Street Brentwood, NY 11717	$ 3,000.00	—	—	1,225.70	Participant loan originated on March 30, 1995 bearing interest at 11.00% for a term of 36 months maturing on April 1, 1998.	1,225.70	608.32

A Form 1099-R was issued to the participant in 1997 for the outstanding principal balance.

EXHIBIT NO. 2



Independent Auditors' Consent

The Board of Directors
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We consent to the use of our report, dated June 9, 2003, incorporated by reference in the registration statement (No. 333-64895) on Form S-8 relating to the financial statements and schedules of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") as of and for the years ended December 31, 2002 and 2001, which appears in the December 31, 2002 Annual Report on Form 11-K of the Plan.

KPMG LLP

Melville, New York
June 27, 2003

EXHIBIT NO. 3

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Arnold K. Greenberg, is the Executive Vice President of Astoria Federal Savings and Loan Association, the Plan Administrator of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

June 27, 2003
Dated



Arnold K. Greenberg